Exhibit 99.1

Central GoldTrust

Wednesday July 21, 2010

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the six months ended June 30, 2010.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)
	June 30,	December 31,
	2010	2009
Net assets:
Gold at market	$759,875,008	444,900,960
Cash	424,917	952,790
Short-term deposits	17,080,616	6,420,420
Prepaid expenses and other	130,380	134,860
	777,510,921	452,409,030
Accrued liabilities	(657,417)	(491,024)
Net assets representing Unitholders’ equity	$776,853,504	451,918,006
Represented by:
Capital
Units issued 16,648,000 (2009: 10,918,000)	$572,667,949	304,144,393
Retained earnings
inclusive of unrealized appreciation of holdings	204,185,555	147,773,613
	$776,853,504	451,918,006

Net asset value per Unit	$46.66	41.39

Exchange rate: U.S. $1.00 = Canadian	$1.0606	1.0466

Net asset value per Unitexpressed in Canadian dollars	$49.49	43.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $324.9 million or 71.9% during the six months ended June 30, 2010, to a total of $776.9 million.  Of this increase 82.6% was attributable to the public offering completed on June 23, 2010 and 17.4% related to the increase in the gold price during the period.

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
Income:
Interest	$3,313	18,716	$2,323	7,087
Change in unrealized appreciation of holdings	57,397,535	18,381,192	52,751,163	7,988,257
Total income	57,400,848	18,399,908	52,753,486	7,995,344
Expenses:
Administration fees	525,309	314,511	288,928	184,069
Safekeeping fees and bank charges	227,508	84,147	119,763	44,802
Legal fees	66,201	30,829	57,119	6,212
Accounting fees	45,397	36,194	22,751	20,481
Unitholder information	35,676	10,253	23,939	5,104
Trustees’ fees and expenses	34,706	24,691	14,573	11,773
Stock exchange fees	23,105	11,914	11,553	5,957
Regulatory filing fees	20,962	22,379	9,728	984
Registrar and transfer agent fees	7,337	6,697	3,838	3,379
Miscellaneous	736	556	148	521
Foreign currency exchange loss (gain)	1,969	1,669	-	(532)
Total expenses	988,906	543,840	552,340	282,750
Net income
inclusive of the change in unrealized appreciation of holdings	$56,411,942	17,856,068	$52,201,146	7,712,594
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$5.05	2.61	$4.57	0.91

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended June 30, 2010 amounted to $52,201,146 ($4.57 per Unit) compared to $7,712,594 ($0.91 per Unit) for the same period in 2009, after deducting expenses of $552,340 (2009: $282,750).  Net income (inclusive of the change in unrealized appreciation of holdings) for the six months ended June 30, 2010 amounted to $56,411,942 ($5.05 per Unit) compared to $17,856,068 ($2.61 per Unit) for the same period in 2009, after deducting expenses of $988,906 (2009: $543,840).

Virtually all of the reported income for the above periods is represented by the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statement of Income in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10% for the three months ended June 30, 2010 compared with 0.09% during the same period in 2009.  The expense ratio for the six-month period ended June 30, 2010 was 0.19% compared to 0.21% for the same six-month period in 2009.  For the twelve months ended June 30, 2010, this expense ratio was 0.37% compared to 0.48% for the twelve months ended June 30, 2009.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At June 30, 2010, the Units of Central GoldTrust were 97.8% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).